Exhibit 16.1

May 29, 2020
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Contura Energy, Inc. (the Company) and, under the date of March 18, 2020, we reported on the consolidated financial statements of Contura Energy, Inc. as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On May 22, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated May 29, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of Directors and we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP